SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               March 4, 2004

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [_] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On

    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: March 4, 2004

Company Contact:                        Media Contacts:                       Company Contact:
Tecnomatix Technologies Ltd.            Topaz Partners                        Daniele Mason
Marsha Shalvi                           Todd Van Hoosear                      HP
+972-9-9594733                          +781-388-7900, ext. 209               +41 788 44 09 12
mshalvi@tecnomatix.com                  toddv@topazpartners.com               daniele-mason@hp.com
                                        mail to:jbs@lhai.com



       TECNOMATIX SIGNS MULTI-MILLION DOLLAR OUTSOURCING AGREEMENT WITH HP

  TECNOMATIX AND HP WILL ALSO WORK TOGETHER TO PROMOTE TECNOMATIX MPM SOLUTIONS
                                   WORLDWIDE

HERZLIA, ISRAEL - MARCH 3, 2004 - Tecnomatix Technologies Ltd. (NASDAQ: TCNO) and HP (NYSE:HPQ) today announced a joint six-year, multi-million dollar per annum agreement whereby HP will manage and support most of Tecnomatix's worldwide internal Information Technologies (IT) operations. In addition, both companies will jointly promote Tecnomatix's Manufacturing Process Management
(MPM) solutions to the global manufacturing community.

Under the terms of the agreement, HP will be responsible for the IT infrastructure, assets, services and support at Tecnomatix's offices throughout Europe, North America and Asia. By outsourcing its IT activities to HP, Tecnomatix expects to benefit from a modernized IT infrastructure, improved service levels, increased IT efficiency and lower costs. For example, the Tecnomatix distributed IT environment will be managed from a central monitoring and control center that will enable detection and resolution of IT issues.

In addition, HP will work with the Tecnomatix Sales and Global Professional Services teams to further develop Tecnomatix's MPM business and offer joint IT services solutions to customers of both companies worldwide.

"This agreement is in line with our strategy to partner with world-leading IT service providers in order to scale our operations, expand our market coverage and accelerate our growth," said Jaron Lotan, president and chief executive officer of Tecnomatix. "We also decided to outsource our IT operations to HP in order to benefit from a world-class IT infrastructure wherever we operate, and allow us to focus on growing our business."

"HP Services gives Tecnomatix the flexibility to respond rapidly to its changing business needs," said Carlo Magistrelli, vice president, HP Services, Europe Middle East and Africa. "Tecnomatix will maximize the return on its IT investment, through our highly experienced services professionals, global capabilities and flexible approach to technology, operations and business models."

ABOUT HP
HP is a technology solutions provider to consumers, businesses and institutions globally. The company's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the last four fiscal quarters, HP revenue totaled $74.7 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

ABOUT TECNOMATIX TECHNOLOGIES
Today's leading global manufacturers are adopting Tecnomatix eMPower(TM) solutions for MPM to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information, please visit www.tecnomatix.com.

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. SUCH STATEMENTS MAY RELATE TO THE COMPANY'S PLANS, OBJECTIVES AND EXPECTED FINANCIAL AND OPERATING RESULTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: CURRENCY FLUCTUATIONS, GLOBAL ECONOMIC AND POLITICAL CONDITIONS, MARKET DEMAND FOR TECNOMATIX PRODUCTS AND SERVICES, LONG SALES CYCLES, NEW PRODUCT DEVELOPMENTS, ASSIMILATING FUTURE ACQUISITIONS, MAINTAINING RELATIONSHIPS WITH CUSTOMERS AND PARTNERS, AND INCREASED COMPETITION. FOR MORE DETAILS ABOUT THE RISKS AND UNCERTAINTIES OF THE BUSINESS, REFER TO THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. TECNOMATIX UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.